UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 1-SA

SEMI-ANNUAL REPORT for the six months ended June 30, 2020

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

FEEL THE WORLD, INC.

D.B.A. XERO Shoes

(Exact name of issuer as specified in its charter)

Commission File Number:  24R-00082

Delaware	27-4419848
State of other jurisdiction of Incorporation or organization	(I.R.S. Employer Identification No.)

100 Technology Drive, Suite 315, Broomfield, Colorado 80021

(Full mailing address of principal executive offices)

(303) 447 – 3100

(Issuer's telephone number, including area code)

Title of each class of securities pursuant to Regulation A:

255,433 Units consisting of:

79,351 Shares of Class A Voting Common Stock

and

176,082 Shares of Class B Non-Voting Common Stock

TABLE OF CONTENTS

Item 1. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	3

FINANCIAL STATEMENTS	7

In this filing, references to the terms "we", "our", "us", "Feel The World, Inc.", "FTWI", "Xero Shoes®", "Xero", or "the Company" means Feel The World, Inc.

THIS SEMI-ANNUAL REPORT, PARTICULARLY THE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY CONTAIN FORWARD–LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.  THESE FORWARD–LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THIS MD&A, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD–LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD–LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD–LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

2

Item 1. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(a) Operating Results

We sell our footwear direct-to-consumers through our own website, as well as through Amazon, retail stores, and international distributors.  COVID-19 created a unique situation for us. While our retail distribution was impacted by lockdowns, the increase in digital activity and emphasis on outdoor activity drove a significant increase in sales. Total sales less returns increased 77% in the six months ended June 30, 2020 when compared to the six months ended June 30, 2019, growing from $5,268,631 in 2019 to $9,347,030 in 2020.

Our direct-to-consumer channel continues to represent the largest percentage of sales, delivering 71% of total sales in the first six months of 2020 versus 65% in the first half of 2019. The direct-to-consumer channel grew almost 95% in the first six months of 2020 when compared to prior year. Sales through our distributors and wholesalers increased 48% in the first six months of 2020 when compared to the same months in 2019. Amazon sales increased 41% in the first six months of 2020 when compared to 2019 as we had strategically limited inventory to Amazon in early 2019 due to fulfilment issues.

Our comparative channel mix is as follows:

	Six months ended June 30 2020	Six months ended June 30, 2019
% Amazon	11%	14%
% Direct-to-Consumer	72%	65%
% Wholesale/Distributor	17%	21%

The percentages above are shown net of returns.

This increase in sales was driven by the migration of potential customers to our website during COVID, the continued expansion of types of footwear offered, our ability to maintain sufficient inventory levels, our targeted consumer marketing campaigns and expansion of the locations where our footwear can be purchased. Although we had plans for extensive brick and mortar retail expansion in 2020, we pivoted to online strategies due to COVID and customer demand.

Our rate of returns and exchanges continues to be at or below the industry standard due to the lower rate of returns on sandals in general.  We continue to experience a lower rate of returns on the direct-to-consumer channel as compared to sales through Amazon. Amazon returns increased slightly from 19% to 20%. Direct-to-consumer returns decreased from 12.6% in 2019 to 9.3% in 2020 due to several factors. During 2019, we had resized our closed-toe shoes to improve consistency of sizing across models, which caused an anticipated short-term increase in returns from existing customers. We have invested significant time in communication and customer service to help customers adjust to our new sizing.

3

Gross profit for the six months ended June 30, 2020 increased by $2.41 million when compared to prior year. Additionally, gross margin percentages increased from 47% to 52%.  The increase in margin is related to the fact that direct-to-consumer is our highest margin sale and has increased as percentage of total sales, coupled with decreased tariff costs due to re-engineering certain styles of shoes.

Total Operating Expenses increased 23% for six months ended June 30, 2020 compared to 2019 mainly due to additional payroll costs and marketing costs. The Company has taken the opportunity to focus employees on specific areas rather than broadly engaged in all aspects of the business.  As such, certain employee and lease expenses are now being allocated to Research & Development and Operations, where in the past, the Company did not have the ability to split those out from General and Administrative expenses.  The increases in Research & Development and Operations can be attributed to this change.

In addition to customer service costs, the Operations line item includes the costs related to our dedicated warehousing space that accommodates inventory to meet customer needs.  Management has made estimates to allocate the portion of the warehouse expenses relating to handling of incoming inventory to Cost of Goods Sold.

Sales and marketing expense increased by 41% in the six months ended June 30, 2020 compared to the prior year. As a digitally native brand, we were able to maximize the return on our advertising spend as people turned to online shopping.

The Company has continued to monitor the health of the brick and mortar retail distribution model and continues to have increased emphasis on the direct-to-consumer channel.  In 2019, we ran tests with a national retailer to determine the sales potential. These tests were successful, and we have formed a relationship with this retailer. However, some wholesale orders were cancelled in 2020 due to COVID. The Company’s strong digital presence allowed it to move inventory from cancelled wholesale orders to its direct channel. We continually evaluate opportunities to enter additional brick and mortar retail locations.  The Company also continues to measure the customer acquisition costs to determine the most efficient and productive distribution channels.

Research and development expenses for the six months ended June 30, 2020 only increased by 5% as planned travel was put on hold.

Interest expense for the six months ended June 30, 2020 was $129,358 higher than 2019 as the Company borrowed more cash to support the increased inventory requirements. The new borrowing was at a higher rate than the prior year’s debt.

For the six months ended June 30, 2020, the Company had income from Operations of $1.55 million.   This was driven by the significant direct-to-consumer sales caused by the increase in online shopping coupled with the popularity of people performing outdoor activities.

4

The Company plans to continue growth through the following strategies:

- Capitalizing on the new customers that have discovered our brand:

Our existing customers are the biggest ambassadors of our brand. The Company will strive to convert these newly gained customers to become repeat customers.

- Continued expansion of the sales season:

Sales of closed-toe shoes and boots has been welcomed by new and existing customers. Closed-toe shoes allow the Company to shift from primarily spring/summer sandal sales to year-round active footwear sales.

-	Expansion of price points:

As the Company has expanded products into more closed-toe shoes with higher price points, we have experienced an increase in Average Order Value (AOV). The AOV increased from $86 in 2019 to $95 2020.

- Additional sales channels:

In 2019, the Company’s products performed well in a test with a national retailer. Although this retailer placed a substantial pre-book order for Spring 2020, store closures related to COVID-19 have since caused the cancellation of some orders. However, pre-book orders from this retailer for 2021 have already been placed with the Company. In addition to expansion of US wholesale, the Company has capitalized on the interest in our footwear in Europe and has created a European Union subsidiary to distribute in the EU starting in 2020.

(b) Liquidity and Capital Resources

The Company is committed to retain adequate working capital to provide stability to our workforce as well as to fund our up to five-month inventory supply chain. To this end, we use long-term notes payable, short-term lines of credit, revolving credit cards and trade payables to adequately provide for cash needs.

In September 2018, the Company secured a $2,318,000, 10-year amortized SBA loan through JPMorgan Chase. The Company is in compliance with this note. The Company also retains a $50,000 in lines of credit through Chase.

In October 2019, the Company renewed its relationship with a prior lender to secure a $1,500,000 interest-only, short-term line of credit. This line of credit was increased to $1,800,000 in 2020.

In April 2020, the Company received an SBA $390,415 Paycheck Protection Program loan from InBank.  The Company believes it has met the employee retention criteria of the program so that all of this loan will be forgiven. The Company has applied for forgiveness and is awaiting processing.

The Company also uses revolving credit cards and $500,000 line of credit with UPS Capital to fund cash flow needs.

Please see the debt footnote to the financial statements for additional disclosures.

There are no long-term commitments, other than the debt listed in the accompanying financial statements, that would limit the Company's ability to use its current capital.  The Company continues to explore all methods of debt and equity financing. The Company has an established history of fulfilling all of its loan obligations on time.

5

(c) Trend Information

With the impact of COVID-19, the Company continues to re-evaluate all forecasts. Although buoyed by the increase in online shopping and outdoor activities, the Company continues to closely monitor customer activity.

Based on increased tariffs on footwear imports to the US and the growing demand for our products in Europe, we have expanded our international footprint.

As the Company increases the number of styles of shoe that it manufactures, it is required to increase the total inventory on hand to accommodate the sales fulfillment in each of these styles.  In addition, overall sales growth requires increased inventory to support continued sales of existing styles. Inventory levels at June 30, 2020 of $3.9 Million are sufficient to support anticipated direct-to-consumer and retail distribution, and avoid loss of sales due to delays in shipping. Because of the perennial nature of the industry, the Company does not anticipate its inventory will go out of style.

The Company is not providing guidance on projected revenue or EBITDA at this time.

6

Feel The World, Inc.

A Delaware Corporation

Consolidated Financial Statements

For June 30, 2020 and the six months then ended

7

FEEL THE WORLD, INC.

8

FEEL THE WORLD, INC.

CONSOLIDATED BALANCE SHEETS

For the six months ended June 30, 2020 and year ended December 31, 2019

	June 30, 2020	December 31, 2019
ASSETS
Current Assets:
Cash and cash equivalents	$2,589,303	$2,244,469
Accounts receivable	109,804	54,751
Inventory assets	3,907,906	4,544,569
Inventory in-transit	1,421,940	112,757
Income tax receivable	—	3,452
Prepaid expenses	28,401	89,951
Total Current Assets	8,057,354	7,049,949
Non-Current Assets:
Deferred tax asset	—	141,388
Less: valuation allowance	—	(141,388)
Net deferred tax asset	—	—
Property and equipment, net	536,434	472,449
Intangible assets	127,415	98,511
Deposits	13,405	13,405
Total Non-Current Assets	677,254	584,365
TOTAL ASSETS	$8,734,608	$7,634,314

 See accompanying notes, which are an integral part of these financial statements.

9

FEEL THE WORLD, INC.

CONSOLIDATED BALANCE SHEETS

For the six months ended June 30, 2020 and year ended December 31, 2019

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)
Liabilities:
Current Liabilities:
Accounts payable	$1,991,434	$1,082,147
Accrued expenses	526,868	1,715,343
Customer deposits	88,030	272,616
Income Tax Payable	133,341	—
Deferred Tax Liability	83,036	—
Lines of Credit, net of unamortized discount	1,832,816	1,936,988
Deferred lease payable, current portion	14,098	14,098
Term loan (SBA), current portion	187,700	187,700
Total Current Liabilities	4,857,323	5,208,892
Long-Term Liabilities:
Deferred lease payable, net of current portion	67,039	83,091
Term loan (SBA), net of current portion and unamortized discount	2,203,244	1,854,772
Total Long-Term Liabilities	2,270,283	1,937,863
Total Liabilities	7,127,606	7,146,755

Stockholders’ Equity (Deficiency):
Preferred stock, $0.0001 par, 10,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2019 and 2018, respectively.	—	—
Class A common stock, $0.0001 par, 20,000,000 shares authorized, 6,079,351 and 6,079,351 shares issued and outstanding as of December 31, 2019 and 2018, respectively.	608	608
Class B common stock, $0.0001 par, 10,000,000 shares authorized, 176,082 and 176,082 shares issued and outstanding as of December 31, 2019 and 2018, respectively.	18	18
Additional paid-in capital	983,713	983,713
Treasury Stock	(4,000)	(4,000)
Retained earnings (accumulated deficit)	626,663	(492,780)
Total Stockholders’ Equity	1,607,002	487,559
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$8,734,608	$7,634,314

 See accompanying notes, which are an integral part of these financial statements.

10

FEEL THE WORLD, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the six months ended June 30, 2020 and 2019

	2020	2019

Net revenues	$9,347,030	$5,268,631
Cost of goods sold	4,458,459	2,838,128
Gross Profit	4,888,571	2,430,503

Operating Expenses:
General & administrative	640,391	730,059
Sales & marketing	2,025,981	1,433,867
Research & development	175,145	167,317
Operations	498,386	328,806
Total Operating Expenses	3,339,903	2,657,049

Income/(Loss) from Operations	1,548,668	(226,546)

Other Income / (Expense):
Interest income	1,606	192
Interest expense	(211,002)	(81,644)
Total Other Income / (Expense)	(209,396)	(81,452)

Income Before Income Tax	1,339,272	(307,998)

Income Tax (Expense) Benefit	(219,829)	74,913

Net Income/(Loss)	$1,119,443	($233,085)

Weighted-average vested common shares outstanding
-Basic	6,255,433	6,255,433
-Diluted	6,570,433	6,570,433
Net gain/(loss) per common share
-Basic and Diluted	$0.18	($0.04)
- Diluted	$0.17	($0.04)

 See accompanying notes, which are an integral part of these financial statements.

11

FEEL THE WORLD, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIENCY)

For the six months ended June 30, 2020 and December 31, 2019

	Preferred Stock		Class A Common Stock		Class B Common Stock		Treasury Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Earnings (Deficit)	Total Stockholders’ Equity/ (Deficiency)
Balance at December 31, 2018	—	—	6,079,351	$608	176,082	$18	1,000	$4,000	$983,713	$39,916	$1,020,255

Net Income (Loss)	—	—	—	—	—	—	—	—	—	($532,696)	($532,696)

Balance at December 31, 2019	—	—	6,079,351	$608	176,082	$18	1,000	$4,000	$983,713	($492,780)	$487,559

Net Income (Loss)	—	—	—	—	—	—	—	—	—	1,119,443	1,119,443

Balance at June 30, 2020	—	—	6,079,351	$608	176,082	$18	1,000	$4,000	$983,713	$626,663	$1,607,002

 See accompanying notes, which are an integral part of these financial statements.

12

FEEL THE WORLD, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2020 and 2019

	2020	2019

Cash Flows From Operating Activities
Net income/(loss)	$1,119,443	$(233,085)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation and amortization	105,166	55,584
Loan fees	(18,000)
Amortization of loan fees	(2,287)
Changes in operating assets and liabilities:
(Increase)/Decrease in accounts receivable	(55,053)	(126,247)
(Increase)/Decrease in inventory	636,663	(270,986)
(Increase)/Decrease in inventory in transit	(1,309,183)	675,340
(Increase)/Decrease in tax accounts	219,829	(85,390)
(Increase)/Decrease in prepaid expense	61,550	29,137
Increase/(Decrease) in accounts payable	909,287	6,754
Increase/(Decrease) in accrued expenses	(1,188,475)	8,571
Increase/(Decrease) in deferred lease payable	(16,052)	(5,957)
Increase/(Decrease) in customer deposits	(184,586)	(128,655)
Net Cash Provided by (Used in) Operating Activities	$278,302	$(74,934)

Cash Flows From Investing Activities
Cash paid for intangibles	(28,905)	—
Cash paid for property and equipment	(169,149)	(89,192)
Net Cash Used in Investing Activities	(198,054)	(89,192)

Cash Flows From Financing Activities
Repayments to related parties, net		(8,342)
Proceeds/(repayments) from (on) line of credit	(83,886)	—
Proceeds on term loans	348,472	(70,204)
Net Cash Provided by Financing Activities	264,586	(78,546)

Net Change in Cash	344,834	(242,672)
Cash at Beginning of Period	2,244,469	1,149,971
Cash at End of Period	$2,589,303	$907,299

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$67,973	$189,741
Cash paid for income taxes	$—	$—

 See accompanying notes, which are an integral part of these financial statements.

13

FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Feel The World, Inc. (the “Company”), is a corporation organized on December 17, 2010 under the laws of Delaware. The Company sells footwear to retailers and direct to consumers. Feel the World EU B.V., a private limited liability company formed under the laws of the Netherlands on September 5, 2019, is a wholly owned subsidiary of the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis of Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP).  These consolidated financial statements include all accounts of Feel the World, Inc., along with its wholly owned subsidiary, Feel the World EU B.V. (the “Subsidiary”).  All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP.

Foreign Currency

The consolidated financial statements are presented in United States Dollars, (“USD”), which is the reporting currency and the functional currency of the Company’s U.S. operations. The functional currency for the Subsidiary is its local currency.  In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders’ equity, whereas gains or losses resulting from foreign currency transactions are included in results of operations. For the six months ended June 30, 2020 and 2019, the foreign currency translation losses were immaterial.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2020, and December 31, 2019, the Company’s cash balances exceeded FDIC insured limits by $2,081,967 and $1,733,361 respectively.

14

FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible.  The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts.  The Company has no accounts receivable allowances as of June 30, 2020 and December 31, 2019, respectively.

Inventory Assets

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of June 30, 2020 and December 31, 2019 consist of products purchased for resale and any materials the Company purchased to modify the products. The Company operates a warehouse to process sales, returns and exchanges. The Company regularly evaluates inventory for possible impairment and estimates inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. If the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in cost of goods sold in the statements of operations.

Inventory in Transit

Inventory in-transit includes product manufactured for sale that have not yet been received at our warehouse as well as advance payments. The inventory in-transit balance includes deposits of $1,421,940 and $112,757 for inventory not yet shipped from the manufacturer as of June 30, 2020 and December 31, 2019, respectively.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. $80,205 and $47,964 of depreciation for footwear molds and lasts are included in cost of goods sold for the six months ended June 30, 2020 and 2019, respectively. The balances at June 30, 2020 and December 31, 2019 mainly consist of footwear manufacturing assets and equipment assets with 3-10 year lives. Capital assets and depreciation expense as of June 30, 2020 and December 31, 2019 are as follows:

	June 30, 2020	December 31, 2019
Footwear molds	$869,918	$709,268
Footwear lasts	4,340	4,340
Furniture and equipment	76,668	67,994
Trade Show Booth	2,905	2,905
Website	30,000	30,000
Leasehold improvements	136,274	136,448
	1,120,105	950,955
Accumulated depreciation/amortization	(583,671)	(478,449)
Property and equipment, net	$536,434	$472,449
Depreciation and amortization expense	$105,166	$118,171

15

FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intangible Assets

There are numerous trademarks important to the Company’s business. Most of our trademarks are registered. As long as the Company intends to continue using its trademarks, they are renewed indefinitely. Trademarks values are reviewed annually for potential impairment. No write-offs are currently warranted.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Accounts Payable

In addition to invoices for goods and services, accounts payable includes a trade account payable with United Parcel Service Capital Corporation (UPS).  On January 10, 2018, the Company entered into an agreement with UPS for a $400,000 unsecured cargo finance line of credit with an interest rate of prime plus 2% in addition to a 1% origination fee on the drawn balance. In 2019, the line was reauthorized in the amount of $500,000 with a one-time $1,000 origination fee and a fixed advance rate of 2.75% of the principal borrowed. The Company borrowed and repaid a cumulative $1,305,229 in accordance with the repayment  terms. In the first six months of 2020, the Company drew $584,809 on the line and repaid $300,309 in accordance with the repayment terms.  In the first six months of 2019, the Company drew down $350,000 on the line and repaid $350,000 in accordance with repayment terms. Interest and related fees of $8,258 and $10,625 were paid in the six months ended June 30, 2020 and 2019, respectively.

Customer Deposits

International distributors and some large international wholesale customers pay a portion of their order at the time the order is placed. In   accordance with revenue recognition policies (see below), these amounts are recorded as a liability until all revenue conditions have been met.

16

FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred Revenue

Customer orders received but not shipped are recorded as deferred revenue.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when shipment of goods to its customers has occurred satisfying its performance obligations, acceptance has been approved by its customers, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Merchant Account Fees

The Company includes credit card merchant account fees as cost of goods sold in the statement of operations. For the six months ended June 30, 2020 and 2019, the Company had merchant account fees of $170,890 and $99,441, respectively.

Shipping and Handling Fees and Costs

Shipping and handling costs are expensed as incurred and are included in cost of goods sold in the statements of operations. Shipping and handling fees billed to customers are included in revenues.

Advertising

Advertising costs are expensed as incurred.

Research and Development

Research and development costs are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.  The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

17

FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Earnings or Loss per Share

Earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share will reflect the actual weighted average of common shares issued and outstanding during the period. The Company issued 315,000 options for Class A Voting Shares on May 15, 2016 to a key employee. This issuance is anti-dilutive in 2019 due to the loss for the year ended December 31, 2019.

Reclassifications of Prior Period Balances

Certain balances in the consolidated statements of operations were reclassified from prior year presentation to conform to current year presentation. These changes did not have a material impact to these consolidated financial statements.

NOTE 3: STOCKHOLDERS’ EQUITY

Capital Stock

On November 9, 2016, the Company amended and restated its articles of incorporation (the “Amended Articles”) to authorize additional share classes and stock and to convert all outstanding common stock to Class A Voting Common Stock. The amended articles authorized a total of 20,000,000 shares of Class A Voting Common Stock ($0.0001 par); 10,000,000 shares of Class B Non-Voting Common Stock ($0.0001 par); and 10,000,000 shares of Preferred Stock ($0.0001 par). As of June 30, 2020, and December 31, 2019, the Company had 6,079,351 and 6,079,351 shares of Class A Voting Common Stock issued and outstanding, respectively. As of June 30, 2020, and December 31, 2019, the Company had 176,082 and 176,082 shares of Class B Non-Voting Common Stock issued and outstanding, respectively. The Company had 0 shares of Preferred Stock issued and outstanding of as of June 30, 2020 and December 31, 2019. The Company has reserved 1,133,181 shares of Class A Voting Common Stock ($0.0001 par) for issuance under the 2016 Employee Stock Incentive Plan.

The Class A Voting Common Stock and the Class B Non-Voting Common Stock are identical in all respects except that each holder of the Class A Voting Common Stock shall be entitled to cast one vote for each outstanding share of such stock held of record upon any matter (including, without limitation, the election of one or more directors) properly considered and acted upon by the holders of Class A Voting Common Stock. Cumulative voting shall not be permitted for the election of directors or otherwise by the holders of the Class A Voting Common Stock. No holder of shares of Class A Voting Common Stock or Class B Non-Voting Common Stock shall be entitled to preemptive or subscription rights. All preferences, voting powers, relative, participating, optional or other special rights and privileges, and qualifications, limitations, or restrictions of the Common Stock of the Company are expressly made subject and subordinate to those that may be fixed with respect to any shares of the Preferred Stock of the Company.

Subject to the preferential rights of any shares of issued Preferred Stock, the holders of shares of both the Class A and the Class B Common Stock shall be entitled to receive, when and if declared by the Company’s Board of Directors, out of the assets of the Company that are by law available therefor, dividends payable either in cash, in property or in shares of capital stock.

In the event of any dissolution, liquidation or winding up of the affairs of the Company, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of the Preferred Stock, holders of the Class A and the Class B Common Stock shall be entitled, unless otherwise provided by law or the Company’s certificate of incorporation, to receive all of the remaining assets of the Company of whatever kind available for distribution to stockholders ratably in proportion to the number of shares of Common Stock held by them respectively.

18

FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On March 7, 2017, the Company was qualified by the Securities and Exchange Commission (“SEC”) to sell its shares directly to the public in a Regulation A offering. It launched an equity crowdfunding campaign to raise up to $3,000,000 by selling up to 500,000 shares of Class A Common Stock and 250,000 Class B Common Stock at $4.00 per share (the “Offering”). As of June 30, 2020, the Company had raised a cumulative $1,025,732 in gross investor contributions.

In December 2017, the Company repurchased 1,000 Class B Common Stock shares from an investor due to unforeseen and extenuating circumstances on the part of the investor. The shares were repurchased at the original issue value of $4 per share and were recorded as Treasury Stock. In January 2018, the Company completed the sale of 250 Class B Common Stock shares from an investor that had been delayed during the crowd offering.

NOTE 4:  SHORT & LONG-TERM BUSINESS LOANS & LINES OF CREDIT

The Company’s outstanding borrowings consisted of the following as of June 30, 2020 and December 31, 2019:

Borrowings:	June 30, 2020	December 31, 2019
JP Morgan Chase Loan (a)	$1,999,553	$2,042,472
JP Morgan Chase Lines of Credit (b)	51,556	450,441
Genlink/ La Plata(c)	1,781,260	1,486,547
PPP Loan (d)	391,391	0
US Bank Line of Credit (e)	—	—
Mettle Bank (f)	—	—
NewTek (g)	—	—
Total Borrowings:	$4,223,760	$3,979,460

(a) On September 6, 2018, the Company entered into an agreement with JPMorgan Chase to refinance their existing debt and expand their borrowing capacity, extinguishing approximately $1,830,000 in existing debt with the loan proceeds: $1,500,000 of interest-only debt scheduled to be repaid in April 2019, approximately $300,000 related to an SBA loan with a 2024 maturity, and an estimated $30,000 bank line of credit. The $2,318,300 SBA loan is a fully amortizing 10-year note with fixed interest rate of 6.05%, collateralized by substantially all of the assets of the Company and personally guaranteed by the Company’s officers. Payments of $25,800 per month replace payments averaging approximately $22,000 related to the extinguished debt. Interest expense on this note was $52,090 and $67,362 for the six months ended June 30, 2020 and 2019, respectively. Amortization of debt discount on this note is $3,135 and $3,135 for the six months ended June 30, 2020 and 2019, respectively. Accrued interest payable on this note was $31,520 and $10,772 as of June 30, 2020 and December 31, 2019, respectively. The outstanding principal balance of $2,050,237 and $2,096,291 is presented net of unamortized discounts of $50,684 and $53,819 for a carrying balance of $1,999,553 and $2,042,472 as of June 30, 2020 and December 31, 2019, respectively. In April 2020, the Company requested and received a 90-day deferment of payments on this loan from the SBA due to COVID economic impacts. These payments will be added to the end of the loan. Beginning in July, 2020, the SBA will make six months of principal and interest payments on behalf of the Company under the CARES Act.

19

FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(b) On September 5, 2018, the Company entered into an agreement with JPMorgan Chase for a line of credit with a $50,000 limit. On July 26, 2019, the Company entered into an agreement with JPMorgan Chase for an additional line of credit for $400,000. The $400,000 line of credit was repaid in 2020, but was fully accessed throughout all of 2019. Interest expense on these lines of credit was $16,870 and $0 for the six months ended June 30, 2020 and 2019, respectively. The loans require monthly interest payments until maturity, at which time the outstanding principal balance is due. Interest rates are Prime plus 3% on the $50,000 line of credit (6.25% at June 30, 2020 and 7.75% at December 31, 2019) and LIBOR plus 5.451% on the $400,000 line of credit (7.36% as of December 31, 2019). Both debts are collateralized by substantially all of the assets of the Company and personally guaranteed by the Company’s officers. The $400,000 debt had an original maturity in April 2020, but has been extended for 90 days due to COVID and was subsequently repaid by June 30, 2020. In April 2020, the Company requested and received a 90-day deferment of payments on the $50,000 SBA-backed line of credit due to COVID economic impacts.

(c) The Company had originally initiated a loan agreement with Genlink Capital for use in purchasing inventory in November 2016. This loan was a $900,000 non-revolving line of credit, with a 14% fixed interest rate, interest payments due monthly, and principal due with an April 2019 maturity date. The Company paid down the entire balance and extinguished this debt with Genlink Capital in September 2018. In October 2019, the Company initiated a new loan agreement with Genlink Capital for $1,500,000 at 14% interest annually with all interest and payments due in May 2020. In May of 2020, this loan was assigned to La Plata Capital (a Genlink related party). On June 30th, 2020, a Note and Loan Modification Agreement and Reaffirmation was signed. The loan principal was increased at that time to $1,800,000 and the maturity date was extended until August 2021. The interest rate remained at 14% fixed interest with interest payments due monthly and the principal now due in August 2021 at maturity. Outstanding accrued interest of $144,944 was paid at the time of the modification. An additional $18,000 renewal fee was paid and will be amortized over the term of the new loan. At June 30, 2020 and December 31, 2019, the unpaid principal balance was $1,800,000 and $1,500,000, respectively. The balance is presented on the balance sheet net of unamortized loan fees of $18,740 and $13,453, for carrying balances of $1,781,260 and $1,486,547 as of June 30, 2020 and December 31, 2019, respectively. Interest expense of $106,361 and $0 and amortization of debt discounts of $13,453 and $0 was recorded for the six months ended June 30, 2020 and 2019, respectively. Accrued interest payable was $0 and $35,583 as of June 30, 2020 and December 31, 2019, respectively. There is no pre-payment penalty with this loan. La Plata, Genlink Capital and Mettle have shared owners and advisors. This debt is collateralized by substantially by all assets of the Company and guaranteed by the Company’s officers, is junior to the Chase loans and the PPP loan.

(d) The Company applied for and received an SBA Paycheck Protection Program loan for $390,415 from InBank on April 21, 2020.  This loan carries an interest rate of 1% on any amounts not forgiven.  The first of 18 payments of $21,970.97 is due on November 21, 2020.  Interest expense of $976 and $0 was recorded for the six months ended June 30, 2020 and 2019, respectively. Accrued interest payable was $976 and $0 as of June 30, 2020 and December 31, 2019. The Company intends to meet the employee retention criteria of the program so that all of this loan will be forgiven. No assurance can be given that the loan will be forgiven in full or in part.

20

FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(e) In 2014, the Company had entered into an agreement with US Bank for a $30,000 line of credit at the Wall Street Journal Prime Rate +4%. This note was fully extinguished in September 2018. This was a demand line of credit, cancelable at any time. The approved credit line was subsequently increased to $36,000.  Payments were due monthly in an amount equal to 2.5% of the outstanding principal balance plus any other owed costs or fees, or $100, whichever is greater. During 2018, the rates were as follows: January 1, 2018 8.5%; April 1, 2018 8.75%. Interest expense on this debt was $0 and $0 for the six months ended June 30, 2020 and 2019, respectively.

(f) The Company paid down the entire balance and extinguished the debt with Mettle Ventures, LLC (Mettle) in September 2018. Prior to that time, the Company had a long-standing borrowing relationship with Mettle. On November 2, 2015, the Company amended the prior loan agreement with Mettle to increase the loan amount to $600,000, bearing interest of 14%, with a balloon maturity date of April 30, 2017. This loan required monthly payments of interest, and included a provision that the monthly interest payment is the greater amount of actual interest or $4,667. On November 18, 2016, the Company signed as amendment to the promissory note and loan agreement with Mettle, extending the maturity date from April of 2017 to April of 2019. This amendment also removed the minimum outstanding balance provision for this line of credit. At June 30, 2020 and December 31, 2019, the balances were $0 and $0, respectively. Interest expense of $0 and $0 were recorded for the six months ended June 30, 2020 and 2019, respectively. Mettle has shared owners and advisors with Genlink Capital.

(g) The Company paid down the entire balance and extinguished this debt with NewTek Small Business Finance (NewTek) in September 2018. The Company had entered into a 10-year term loan agreement with NewTek in the amount of $519,000 bearing interest of prime rate plus 2.75% (7% at December 31, 2017, 7.25% on April 1, 2018 and then 7.5% on June 1, 2018), with a required monthly principal and interest payment of $5,797 in September 2014. This loan required a $75,000 collateral deposit from the Company and had a maturity date of July 31, 2024. Interest expense on this note was $0 and $0 for the six months ended June 30, 2020 and 2019, respectively.

Future minimum principal payments (net of unamortized loan fees) on the Company’s outstanding debts are as follows as of June 30, 2020:

2020	$213,677
2021	2,168,931
2022	369,142
2023	218,693
2024	232,689
Thereafter	1,020,628
Total	$4,223,760

NOTE 5:  INCOME TAXES

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. However, the existence of a cumulative three-year loss requires a valuation allowance against the deferred income tax benefit for the full amount.

21

FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets and liabilities as of June 30, 2020 and December 31, 2019, are as follows:

	June 30, 2020	December 31, 2019
Deferred Tax Assets
Net operating loss carryforwards	$—	$116,683
Charitable contribution carryforward	8,154	30,619
R&D credit carryforward	0	66,974
Employee stock option	14,088	14,088
	22,242	228,364

Deferred Tax Liability
Property and Equipment	(103.053)	(84,773)
Amortization	(2,226)	(2,203)
	(105.279)	(86,976)

Net deferred tax asset before valuation allowance	($83,037)	$141,388
Valuation allowance		($141,388)
Net Deferred Tax Asset	($83,037)	$—

The following table reconciles the statutory federal income tax rate to actual rates based on income or loss before income taxes as of June 30, 2019 and December 31, 2019, respectively.

	June 30, 2020	December 31, 2019
Federal taxes at statutory rate	21%	21%
Difference in tax rates	1%	0%
State income taxes, net of federal tax benefit	4%	2%
Research and development credits	-1%	4%
Nondeductible expenses	6%	0%
Change in Valuation allowance	-11%	-28%
Other	0%	-3%
Effective income tax rate	20%	-4%

As of June 30, 2020, and December 31, 2019, the Company has a charitable contribution carryover of $33,070 and $124,175, respectively, as well as research and development and general business credits of $0 and $66,974, respectively. The Company's federal net operating loss carryforward as of June 30, 2020, and December 31, 2019 was $0 and $474,645, respectively, which do not expire.

The Company is not presently subject to any income tax audit in any taxing jurisdiction. Tax returns for periods before December 31, 2016 are no longer open for audit.

22

FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6: LEASE OBLIGATIONS

The Company operates in one leased location for offices in Broomfield, Colorado and two leased warehouse locations in Denver, Colorado. The Company has renewed and expanded its leased space over the past several years to accommodate growth and changing needs.

Location	Lease Start	Lease Term	Lease Status	Lease Incentive

Broomfield	January 1, 2015	38 months	Expired	-
Broomfield	January 1, 2017	36 months	Expired	$50,000 rent allowance
Denver	October 1, 2017	39 months	Active	First three months free
Broomfield	September 1, 2018	60 months	Active	$73,160 leasehold improvement reimbursement
Denver	2019	6 months	Active	None

Under accounting guidelines, any credits received are amortized over the term of the leases for financial reporting purposes. The monthly payments on the Broomfield space are between $10,602 and $11,956 per month throughout the term of the lease. The monthly payments on the 2017-acquired Denver space are between $9,062 and $10,879 per month throughout the term of the lease. The monthly payments on the 2019-acquired Denver space are $6,000 per month throughout the term of the lease.

Future minimum cash payments due under this lease agreement are as follows:

	Base Rent	Estimated Operating Cost	Total Lease Obligations

2020	$208,736	$76,000	$284,736
2021	99,985	37,385	137,370
2022	103,643	37,385	141,028
2023 and beyond	70,721	24,923	95,644
Total	$483,085	$175,693	$658,778

Total rent expense for the six months ended June 30, 2020 and June 30, 2019 was $151,492 and $127,565 respectively.

NOTE 7: RELATED PARTIES

The stockholder of the Company’s outstanding stock and officer of the Company advances funds to the Company and receives repayments on such advances throughout the year in the form of allowing Company use of personal credit cards. The balances due under this arrangement as June 30, 2020 and December 31, 2019 were $0 and $0, respectively.

23

FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8: EMPLOYEE STOCK INCENTIVE PLAN

In May 2016, Company implemented a 2016 Employee Stock Incentive Plan (the “Plan”) for employees and reserved 1,133,181 shares of Class A Voting Common Stock for issuance under the Plan. In May 2016, the Company granted 315,000 fully vested stock options at a strike price of $0.83 per share to its Chief Product Officer. We use the Black-Scholes option-pricing model to estimate the grant date fair value of stock options, which requires the use of assumptions, including the expected term of the option, expected volatility of our stock price, and the risk-free interest rate, among others. These assumptions reflect our best estimates, however; they involve inherent uncertainties including market conditions and employee behavior that are generally outside of our control. Generally, once stock option values are determined, accounting practices do not permit them to be changed, even if the estimates used are different from actual results. We expense all stock-based compensation awarded to employees based on the grant date fair value of the awards over the requisite service period, adjusted for forfeitures. As there were no additional stock options granted in the six months ended June 30, 2020 and 2019, there was no stock option compensation expense nor unrecognized compensation expense. As of June 30, 2020, and December 31, 2019, there remains 818,181 shares available for issuance under the Plan.

NOTE 9: CONTINGENCIES

The Company may be subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842).  This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet.  The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years.  Early adoption is permitted.  We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

24

FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11: SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through September 21, 2020, the date the financial statements were available to be issued. Based on this evaluation, the following material events were identified.

Lease Extension

The Company extended and expanded a lease on overflow warehouse space that was originally set to expire in June 2020 through December 31, 2021.

The Company has applied for forgiveness of its PPP Loan.

COVID-19

In March, 2020, COVID-19 caused a significant drop in revenue from the direct-to-consumer and Amazon channels, material cancellations of pre-booked wholesale orders in both the US and internationally, and delays in freight departure dates for new inventory. However, the Company created a team to navigate the operational issues and benefitted from the increase in online shopping and outdoor goods sales.

Throughout the pandemic, the Company has been able to continue operations by arranging to have its office staff work from home and implementing CDC-recommended protocols for its essential warehouse staff.  The Company does not anticipate that the pandemic will impact its operations more than it already has.

25

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Broomfield, Colorado, on September 21, 2020.

Feel The World, Inc. d.b.a Xero Shoes

/s/ Lena Phoenix
By Lena Phoenix, Chief Financial Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ Steven Sashen
Steven Sashen, Chief Executive Officer and Director Date: September 21, 2020

/s/ Lena Phoenix
Lena Phoenix, Chief Financial Officer and Director Date: September 21, 2020

/s/ Dennis Driscoll
Dennis Driscoll, Chief Product Officer and Director Date: September 21, 2020

/s/ Michele Demark
Michele Demark, Director Date: September 21, 2020

26